Exhibit 99.1

High Tide to Acquire Fastendr™ Retail Kiosk and Smart Locker Technology Through Acquisition of Bud Room Inc.

  Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.
  The Fastendr™ technology offers faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end to end customer experience.
  High Tide through this acquisition gains ownership of the Fastendr™ technology which will improve the Company's competitive advantage in bricks-and mortar cannabis retail.
  A pilot conducted at Bud Room's Ottawa location found that over 60% of customers preferred to use the Fastendr™ kiosks and spent over 20% more when doing so.
  All existing and future Canna Cabana locations will be equipped with this customized and innovative kiosk and smart locker technology as it delivers a faster customer experience in busier retail locations while also enabling the efficient operation of smaller footprint stores.
  High Tide intends to license this technology to third party retailers starting with the cannabis industry, and expanding to other retail sectors across North America and beyond.
  This technology provides High Tide with potential new revenue generation, data collection and monetization opportunities from third party retail locations, and will further enhance the value of its Cabannalytics data insights offering.
  This technology also provides High Tide with an opportunity to digitally advertise and upsell in store to consumers at relatively low costs.
  The Bud Room retail location is currently generating annual run rates in excess of $2.4 Million in revenue and $500,000 in Adjusted EBITDA1
  In line with High Tide's ongoing strategy of securing top tier entrepreneurial talent through acquisitions, Bud Room CEO Michael Di Duca will continue to develop and deploy the Fastendr™ technology with continued innovations under contract with High Tide.
____________________
[1] Adjusted EBITDA is a non-IFRS financial measure.

CALGARY, AB, Jan. 5, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking yet another step to introduce innovative technology into both its bricks-and-mortar retail cannabis operations, as well as third party retailers, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 100% of the equity interest of Bud Room Inc. ("Bud Room"), as well as assignments of the vendors' shareholder loans, for CAD$3.6 Million (the "Transaction") and acquire all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room's retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

High Tide to Acquire Fastendr™ Retail Kiosk and Smart Locker Technology Through Acquisition of Bud Room Inc.
Click image to play video

Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup. The technology is a catalyst to faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end-to end customer experience.

"This deal is one of the most exciting acquisitions for High Tide to date, as it greatly enhances the customer experience in our stores while materially reducing overhead and labor costs in our ever-expanding retail portfolio. This technology will also allow us to generate third-party revenue, provide data collection and monetization opportunities, while supporting an unparalleled retail shopping experience for our customers, said Raj Grover, President and Chief Executive Office of High Tide. "Fastendr is a perfect solution for smaller footprint stores as well as busier retail locations, as it allows for more transactions in less time and with less square footage. All Canna Cabana locations will be equipped with this technology, with the first installations planned for later this month in the province of Ontario. The customized Fastendr technology is a game changer for our bricks-and-mortar retail business and has tremendous potential to be rolled out in our ancillary business divisions as well. This acquisition comes on the heels of several disruptive retail innovations by High Tide, such as our "one stop shop" and "discount club" concepts. I look forward to working with Mike on further market leading retail initiatives as we continue our momentum into the future," added Mr Grover.

"When High Tide initially approached us we already had several interested parties at the table.  However, it became clear that choosing a partnership with Raj and his team was a no-brainer for us because we felt that our innovation deserved to be in the hands of the best Cannabis company in Canada," said Michael Di Duca, CEO of Bud Room. "This customer-centric technology was designed with the user experience in mind and it is my firm belief that with High Tide's experience, history of operational execution, and financial resources, this technology can be effectively implemented across retail sectors on a world class level," added Mr. Di Duca.

STRATEGIC HIGHLIGHTS

Grows High Tide's competitive advantage – As the Canadian cannabis industry continues to become more competitive, it is essential for successful companies to innovate, using technology to differentiate themselves and improve the efficiency of their operations, in order to thrive. High Tide's ownership of the Fastendr™ technology will improve its operational efficiency materially while also reducing operating expenses in the Company's retail cannabis stores.

Strong opportunity to grow and diversify revenue through licensing – Pending regulatory and exchange approvals, as applicable, High Tide intends to grow and diversify its revenue by licensing the self-order kiosk and smart locker technology for use by third party cannabis retailers across North America.  The transaction also gives High Tide tremendous data collection and monetization opportunities from its retail portfolio and third party licensees.

Provides opportunity to further enhance ancillary business lines – The principles of the Fastendr™ technology will be leveraged to add further consumer focused retail innovations to High Tide's ancillary business portfolio in the coming months.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing, is expected to close in the coming weeks. The consideration (the "Consideration") for the 100% of equity interest acquired will be CAD$3.24 Million paid in common shares of High Tide ("High Tide Shares") and CAD$360,000 cash for the assignment of CAD$360,000 of the vendors' shareholder loans, all on the closing of the Transaction (the "Closing") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on TSXV for the 10 consecutive trading days preceding Closing.

From the Consideration, an amount equal to $300,000 will be held in escrow for a period of twelve (12) months by High Tide's lawyers to satisfy Bud Room's indemnity with respect to possible claims based on breaches of representation and warranties.

ABOUT BUDROOM

BudRoom is a retail cannabis store located in Ottawa, Ontario. The store is built on the founding principles of a technology driven customer centric experience. BudRoom's customized and innovative Fastendr™ kiosk and smart locker technology provides a unique and seamless customer experience, while differentiating itself from traditional retail business models.

ABOUT FASTENDR™

Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup. The technology is a catalyst to faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end-to-end customer experience.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 105 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and CBDcity.com, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide completing the Transaction on the terms and within the timelines set out in this news release;High Tide receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of High Tide, including Fastendr™ improving High Tide's competitive advantage in bricks-and-mortar cannabis retail,  providing High Tide with potential new revenue generation, data collection and monetization opportunities from third party retail locations, enhancing the value of High Tide's Cabannalytics data insights offering, and providing High Tide with opportunities to further enhance its ancillary business lines; High Tide's ability to implement Fastendr™ across retail sectors on a world class level; High Tide's plans to license the Fastendr™ technology to third party retailers within the cannabis industry and expanding to other retail sectors across North America and beyond; and High Tide's plans to equip all existing and future Canna Cabana locations with Fastendr™, including first installations set to occur in January, 2022.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability to High Tide to utilize Fastendr™ in the ways necessary to achieve the anticipated benefits of the Fastrendr technology, decreasing demand for High Tide's product, the inability of High Tide to integrate the Fastendr™ technology into the Canna Cabana stores, including the inability of High Tide to set up the first set of installations in January, 2022,  the inability of the Canna Cabana stores to remain operational, the inability of High Tide to license the Fastendr™ technology to third party retailers in the cannabis industry and other retail sectors across North America and beyond.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

High Tide Inc. January 5, 2022 (CNW Group/High Tide Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-to-acquire--fastendr-retail-kiosk-and-smart-locker-technology-through-acquisition-of-bud-room-inc-301454251.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/05/c1548.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 05-JAN-22